UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

March 27, 2019

We hereby inform as a Relevant Information Communication that, we comply to inform that the General Shareholders Meeting of Graña y Montero S.A.A. (the "Company") convened by the Board of Directors on February 28, 2019, has addressed today the following agenda items, according to the announcement made on March 1, 2019:

1. Information of the status of the capital increase process with new contributions through Subscription Rounds and Private Placement approved at the General Shareholders Meeting held on November 6, 2018:

- The General Shareholders Meeting was informed that, 69'380,402 common shares were subscribed after completed the two Rounds of the Preemptive Rights. As a result, the Company raised US$ 42'571,814.66, according to the placement value of US $ 0.6136 per share approved by the General Shareholders Meeting and the Board of Directors on November 6, 2018.

- The General Shareholders Meeting was informed that, the 142,483,663 shares that were not subscribed on the two Rounds of the Preemptive Rights were subject to the Private Offer process foreseen by the General Shareholders Meeting and the Board of Directors on November 6, 2018. To that end, management began a process of private placement with Peruvian and foreign companies with the objective of obtaining the balance of the originally estimated funds, that is, approximately US$ 87 million.

- The General Shareholders Meeting was informed that, as a consequence of the meetings held by the Company with various investors within the framework of the Private Offer process, the Company received a proposal from the Intercorp Group (Inteligo Bank, Interseguro Compañía de Seguros S.A. and NWI Management LP), which was released as a Relevant Information Communication on March 1, 2019 and motivated the announcement to the General Shareholders Meeting held today, March 27, 2019.

- The General Shareholders Meeting was informed that, in the period between the date of the announcement and the General Shareholders Meeting and in the period to fulfilled the US$ 22.5 million necessary to complete the capital needs of the company, yesterday the company received by QUIMPAC Corp. SAC (the "Investor"), Peruvian company, a binding offer for the subscription of 87,191,786 common shares, paying for them the total sum of US$ 53,500,879.89. 1

- The General Shareholders Meeting was informed that, this morning, in an extraordinary session and within the framework granted by the General Shareholders Meeting on 6 November 2018, the Board of Directors of the Company reviewed and validated the terms and documents of the aforementioned binding offer and, consequently, approved that the management subscribe an investment agreement with the Investor (the "Investment Agreement").

- The General Shareholders Meeting was informed that, through the Investment Agreement signed this morning, the Investor has committed to pay, no later than April 10, 2019, US$ 26,750,439.94, equivalent to 50% of the total value of its investment.2 The aforementioned cash contribution would be paid on that date and simultaneously to the capital balance for the placement of the remaining 55’291,877 common shares, which at the minimum placement value of US$ 0.6136, result in US$ 33’927,095 estimated to be obtained by the Company through the Private Placement. This would complete the sum of US$ 130 million foreseen by the General Shareholders Meeting of November 6, 2018 necessary for the strengthening plan of the Company.

- The General Shareholders Meeting was informed that, the Investment Agreement signed and the issuance of subordinated bonds convertible into shares -whose approval was addressed in the second item of the agenda of this Meeting-, are mutually exclusive given that the mandate of the General Shareholders Meeting of November 6, 2018 was a capital increase of up to US$ 130 million and accepting both proposals would exceed that amount.

1 That is, considering the placement value of US $ 0.6136 per share approved by the General Shareholders Meeting and the Board of Directors held on November 6, 2018.
2 In accordance with the aforementioned Investment Agreement, the remaining 50% of the investment of QUIMPAC Corp. S.A.C. would be made no later than July 1, 2019.

2. Issuance and Private Placement of bonds convertible into shares to investors pursuant to articles 315° to 317° of the Peruvian General Corporate Law, article 95 and the following of the Securities Market Law and of Preemptive Rights and delegation of faculties to the Board of Directors to set terms and conditions of the issue and Subscription of Preemptive Right

- The General Shareholders Meeting of the Company did not approve the issuance and private placement of bonds convertible into shares, derived from the Offer Letter of Inteligo Bank, Interseguro Compañía de Seguros S.A. and NWI Management LP, according to which subordinated bonds convertible into shares would have been subscribed by the Company to be issued for an amount of up to US $ 65'000,000.00. 3

3. Granting faculties to formalize agreements

- The General Shareholders Meeting of the Company approved the granting of faculties in favor of certain officers of the Company so that, acting jointly and with double signature, they subscribe, on behalf of the Company, all the public and private documents that are required for the formalization of the resolutions adopted in this Meeting.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: March 27, 2019

3 The terms of the Offer Letter were disclosed through the Company's Relevant Information Communication of February 28 and March 1, 2019.